SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 OR 15d-16
                OF SECURITIES EXCHANGE ACT OF 1934


             For the month of October, 2003

          SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

             31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)



3 October 2003


                    Substantial Share Interest Notification


We are writing to advise you that the Company was notified on 2 October 2003, that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries (both being non-beneficial holders) have a disclosable interest in the Company's issued capital amounting to 4,416,314 ordinary shares.

The holding represents 4.13% of the Company's 102,391,012 shares in issue. The date of the transactions was not disclosed.


Enquiries:

John Spedding

Schroder Investment Management Limited

Tel: 020 7658 3206


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                 SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC




Date: 3 October, 2003


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                      For and on behalf of Schroder Investment
                                       Management Limited, Secretaries